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                                  SCHEDULE 13G

                                 (Rule 13d-102)

         Information to be included in statements filed pursuant to Rule 13d-1(b) and (c) and amendments thereto filed pursuant to Rule 13d-2(b).

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              DELTEK SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  24785A 10 8
                                  -----------
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP No. 24785A 10 8
          -----------

-------------------------------------------------------------------------------------------------------------
         1)      Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only)
                 Kenneth E. deLaski


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         2)      Check the Appropriate Row if a Member of a Group (See Instructions)

                          NOT APPLICABLE

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         3)      SEC Use Only

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         4)      Citizenship or Place of Organization

                          UNITED STATES

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         Number of                (5)  Sole Voting Power - 4,161,000
         Shares Beneficially
         Owned by Each
         Reporting                (6) Shared Voting Power - 997,000*
         Person With              (7) Sole Dispositive Power  - 4,161,000
                                  (8) Shared Dispositive Power      - 34,500
         *Includes 962,500 shares owned by spouse
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         (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,158,000



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         (10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  [   ]

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         (11)    Percent of Class Represented by Amount in Row 9
                              30.3%



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         (12)    Type of Reporting Person (See Instructions)

                          IN

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





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                                  SCHEDULE 13G

         The information contained herein is filed with respect to the Common Stock, par value $0.001 per share (the "Stock"), of DELTEK SYSTEMS, INC. by Kenneth E. deLaski.

ITEM 1(a).                        NAME OF ISSUER:

                                  DELTEK SYSTEMS, INC.

ITEM 1(b).                        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                                  OFFICES:

                                  8280 Greensboro Drive

                                  McLean, Virginia 22102

ITEM 2(a).                        NAME OF PERSON FILING:

                                  Kenneth E. deLaski

ITEM 2(b).                        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                                  8280 Greensboro Drive

                                  McLean, Virginia 22102


ITEM 2(c).                        CITIZENSHIP:

                                  See Cover Page Item 4.

ITEM 2(d).                        TITLE OF CLASS OF SECURITIES:

                                  Common Stock, par value $0.001 per share

ITEM 2(e).                        CUSIP NUMBER:

                                  24785A 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                                  Inapplicable.





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
ITEM 4.                           OWNERSHIP.

ITEM 4(a).                        AMOUNT BENEFICIALLY OWNED:

                                  See Cover Page Item 9.   The shares owned by
                                  Kenneth E. deLaski include (i) 962,500 shares owned by his wife, (ii) 15,750 shares held by each of two irrevocable trusts established by the reporting person and his spouse for the benefit of their two children, for which he and his spouse serve as trustees, and over which shares he and his spouse exercise voting and dispositive power and (iii) 1,500 shares held by each of two irrevocable trusts established by the reporting person and his spouse for the benefit of each of two nephews of the reporting person's spouse, for which he and his spouse serve as trustees and over which he and his spouse exercise voting and dispositive power.

ITEM 4(b).                        PERCENT OF CLASS:

                                  See Cover Page Item 11.

ITEM 4(c).                        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                                  (i)     sole power to vote or to direct the
                                          vote:

                                          See Cover Page Item 5 and Item 4(a)
                                          above.

                                  (ii)    shared power to vote or to direct the
                                          vote:

                                          See Cover Page Item 6.

                                  (iii)   sole power to dispose or to direct
                                          the disposition of:

                                          See Cover Page Item 7.

                                  (iv)    shared power to dispose or to direct
                                          the disposition of:

                                           See Cover Page Item 8 and 4(a) above.

ITEM 5.                           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of





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                                  more than five percent of the class of
                                  securities, check the following [  ].

ITEM 6.                           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                                  OF ANOTHER PERSON:

                                  Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                  Inapplicable.

ITEM 8.                           IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                                  OF THE GROUP.

                                  Inapplicable.

ITEM 9.                           NOTICE OF DISSOLUTION OF GROUP.

                                  Inapplicable.

ITEM 10.                          CERTIFICATION AND SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


-----------------------------
Date

-----------------------------
Signature

Kenneth E. deLaski
------------------
Name/Title





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